[redacted]

Rec'd 3/20/06

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

06005736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 23180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John G. Ullman & Associates Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 0 1 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel Metzger Barr & Co LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
AUG 3 1 2006
THOMSON FINANCIAL
E

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JOHN G. ULLMAN & ASSOCIATES, INC.
AND SUBSIDIARY

CORNING, NEW YORK

AUDITED CONSOLIDATING
FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005 AND 2004

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors
John G. Ullman & Associates, Inc. and Subsidiary

We have audited the accompanying consolidating balance sheets of John G. Ullman & Associates, Inc. (an S corporation) and Subsidiary as of December 31, 2005 and 2004 and the related consolidating statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidating financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidating financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above present fairly, in all material respects, the individual and consolidated financial positions of John G. Ullman & Associates, Inc. and Subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 26, 2006

JOHN G. ULLMAN & ASSOCIATES, INC. AND SUBSIDIARY

CONSOLIDATING BALANCE SHEETS

	December 31, 2005				December 31, 2004			
	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Eliminations	Consolidated	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Eliminations	Consolidated
ASSETS								
CURRENT ASSETS								
Cash and cash equivalents	$ 2,464,990	$ 156,038	$ -	$ 2,621,028	$ 2,969,514	$ 189,570	$ -	$ 3,159,084
Investment securities, at fair value	38,896,144	2,105,841	-	41,001,985	34,845,600	1,857,005	-	36,702,605
Interest receivable	222,438	13,601	-	236,039	161,452	12,961	-	174,413
Commissions receivable	-	7,219	-	7,219	-	10,593	-	10,593
Prepaid expenses	3,505	-	-	3,505	3,505	18,300	-	21,805
TOTAL CURRENT ASSETS	41,587,077	2,282,699	-	43,869,776	37,980,071	2,088,429	-	40,068,500
FIXED ASSETS								
Office equipment	670,481	-	-	670,481	616,703	-	-	616,703
Leasehold improvements	395,646	-	-	395,646	395,646	-	-	395,646
Furniture and fixtures	56,333	-	-	56,333	55,615	-	-	55,615
	1,122,460	-	-	1,122,460	1,067,964	-	-	1,067,964
Less: accumulated depreciation and amortization	854,577	-	-	854,577	836,163	-	-	836,163
	267,883	-	-	267,883	231,801	-	-	231,801
INVESTMENT IN SUBSIDIARY - USGM Securities, Inc.	15,000	-	(15,000)	-	15,000	-	(15,000)	-
	$ 41,869,960	$ 2,282,699	$ (15,000)	$ 44,137,659	$ 38,226,872	$ 2,088,429	$ (15,000)	$ 40,300,301
LIABILITIES AND STOCKHOLDERS' EQUITY								
CURRENT LIABILITIES								
Accounts payable and accrued expenses	$ 420,828	$ 9,462	$ -	$ 430,290	$ 316,772	$ 8,242	$ -	$ 325,014
Accrued commissions and salaries	528,942	-	-	528,942	364,077	-	-	364,077
Accured income taxes	-	10,834	-	10,834	-	-	-	-
Deferred stockholder distributions	1,624,600	-	-	1,624,600	1,458,800	-	-	1,458,800
Unearned investment management fees	8,344,112	-	-	8,344,112	8,415,960	-	-	8,415,960
TOTAL CURRENT LIABILITIES	10,918,482	20,296	-	10,938,778	10,555,609	8,242	-	10,563,851
STOCKHOLDERS' EQUITY								
Common stock	-	13,464	(13,464)	-	-	13,464	(13,464)	-
Paid-in capital	2,886,700	121,488	(33,925)	2,974,263	2,622,000	121,488	(121,488)	2,622,000
Retained earnings	26,079,101	1,818,656	(436,477)	27,461,280	23,266,241	1,735,644	(416,554)	24,585,331
Accumulated other comprehensive income:								
Unrealized appreciation on investments	1,985,677	308,795	(74,111)	2,220,361	1,783,022	209,591	(50,302)	1,942,311
Minority interest in subsidiary	-	-	542,977	542,977	-	-	586,808	586,808
	30,951,478	2,262,403	(15,000)	33,198,881	27,671,263	2,080,187	(15,000)	29,736,450
	$ 41,869,960	$ 2,282,699	$ (15,000)	$ 44,137,659	$ 38,226,872	$ 2,088,429	$ (15,000)	$ 40,300,301

The accompanying notes are an integral part of the consolidating financial statements.

JOHN G. ULLMAN & ASSOCIATES, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENTS OF INCOME

	Year ended December 31, 2005			Year ended December 31, 2004		
	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Consolidated	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Consolidated
Income:						
Investment management fees	$ 9,704,483	$ -	$ 9,704,483	$ 9,364,940	$ -	$ 9,364,940
Interest and dividends	1,275,994	50,053	1,326,047	955,543	44,712	1,000,255
Tax preparation and consulting services	240,250	-	240,250	223,155	-	223,155
Realized gain on sale of securities	125,032	12,206	137,238	121,788	1,682	123,470
Commissions	-	105,949	105,949	-	83,914	83,914
Tax management fees	97,810	-	97,810	94,353	-	94,353
Other income	-	-	-	1,800	-	1,800
	11,443,569	168,208	11,611,777	10,761,579	130,308	10,891,887
Expenses:						
Salaries and commissions	5,034,297	40,515	5,074,812	4,809,973	32,341	4,842,314
Fringe benefits and payroll taxes	648,188	-	648,188	613,489	-	613,489
Office occupancy	205,130	-	205,130	72,035	-	72,035
Office supplies and expenses	111,598	-	111,598	83,398	-	83,398
Depreciation and amortization	42,978	-	42,978	27,284	-	27,284
Charitable contributions	121,150	-	121,150	122,000	-	122,000
Travel and entertainment	46,224	-	46,224	27,693	-	27,693
Professional fees and consulting	18,194	18,481	36,675	24,991	19,962	44,953
Computer software and consulting	32,857	-	32,857	51,585	-	51,585
Directors' fees	42,000	-	42,000	30,000	-	30,000
Telephone	36,248	-	36,248	36,114	-	36,114
Insurance - business	28,232	-	28,232	28,180	-	28,180
Postage and freight	33,309	-	33,309	26,602	-	26,602
Subscriptions, publications and dues	16,304	-	16,304	15,665	-	15,665
	6,416,709	58,996	6,475,705	5,969,009	52,303	6,021,312
INCOME BEFORE INCOME TAX PROVISION	5,026,860	109,212	5,136,072	4,792,570	78,005	4,870,575
Income tax provision	-	26,200	26,200	-	11,300	11,300
NET INCOME	$ 5,026,860	$ 83,012	5,109,872	$ 4,792,570	$ 66,705	4,859,275
Less: earnings of minority interest in USGM Securities, Inc.			19,923			16,009
NET CONSOLIDATED INCOME			$ 5,089,949			$ 4,843,266

The accompanying notes are an integral part of the consolidating financial statements.

JOHN G. ULLMAN & ASSOCIATES, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31, 2005			Year ended December 31, 2004		
	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Consolidated	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Consolidated
Net income	$ 5,026,860	$ 83,012	$ 5,109,872	$ 4,792,570	$ 66,705	$ 4,859,275
Other comprehensive income:						
Unrealized appreciation of investment securities	493,487	111,410	604,897	290,760	7,333	298,093
Reclassification adjustment for gains included in net income	(125,032)	(12,206)	(137,238)	(121,788)	(1,682)	(123,470)
Comprehensive income	$ 5,395,315	$ 182,216	5,577,531	$ 4,961,542	$ 72,356	5,033,898
Less: earnings of minority interest in USGM Securites, Inc.			43,732			17,365
Net consolidated comprehensive income			$ 5,533,799			$ 5,016,533

The accompanying notes are an integral part of the consolidating financial statements.

JOHN G. ULLMAN & ASSOCIATES, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Paid-in capital	Retained earnings	Accumulated other comprehensive income	Minority interest in USGM Securities, Inc. (24%)	Total
Balance at January 1, 2004	$ 2,579,800	$ 21,923,065	$ 1,845,144	$ 569,443	$ 26,917,452
Comprehensive income:					
Net income:					
John G. Ullman & Associates, Inc.	-	4,792,570	-	-	4,792,570
USGM Securities, Inc.	-	50,696	-	16,009	66,705
Other comprehensive income:					
Unrealized appreciation of investments:					
John G. Ullman & Associates, Inc.	-	-	290,760	-	290,760
USGM Securities, Inc.	-	-	5,573	1,760	7,333
Reclassification adjustment for gains included in net income					
John G. Ullman & Associates, Inc.	-	-	(121,788)	-	(121,788)
USGM Securities, Inc.	-	-	(1,278)	(404)	(1,682)
Total comprehensive income	-	4,843,266	173,267	17,365	5,033,898
Sale of common stock	42,200	-	-	-	42,200
Stockholder distributions/accrual changes	-	(2,181,000)	(76,100)	-	(2,257,100)
BALANCE AT DECEMBER 31, 2004	2,622,000	24,585,331	1,942,311	586,808	29,736,450
Comprehensive income:					
Net income:					
John G. Ullman & Associates, Inc.	-	5,026,860	-	-	5,026,860
USGM Securities, Inc.	-	63,089	-	19,923	83,012
Other comprehensive income:					
Unrealized appreciation of investments:					
John G. Ullman & Associates, Inc.	-	-	493,487	-	493,487
USGM Securities, Inc.	-	-	84,672	26,738	111,410
Reclassification adjustment for gains included in net income					
John G. Ullman & Associates, Inc.	-	-	(125,032)	-	(125,032)
USGM Securities, Inc.	-	-	(9,277)	(2,929)	(12,206)
Total comprehensive income	-	5,089,949	443,850	43,732	5,577,531
Sale of common stock	264,700	-	-	-	264,700
Rebalancing adjustment to reconcile minority interest	87,563	-	-	(87,563)	-
Stockholder distributions/accrual changes	-	(2,214,000)	(165,800)	-	(2,379,800)
BALANCE AT DECEMBER 31, 2005	$ 2,974,263	$ 27,461,280	$ 2,220,361	$ 542,977	$ 33,198,881

The accompanying notes are an integral part of the consolidating financial statements.

JOHN G. ULLMAN & ASSOCIATES, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year ended December 31, 2005			Year ended December 31, 2004		
	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Consolidated	John G. Ullman & Associates, Inc.	USGM Securities, Inc.	Consolidated
CASH FLOWS - OPERATING ACTIVITIES						
Net income	$ 5,026,860	$ 83,012	$ 5,109,872	$ 4,792,570	$ 66,705	$ 4,859,275
Adjustments to reconcile net income to net cash provided from operating activities:						
Realized gain on sale of securities	(125,032)	(12,206)	(137,238)	(121,788)	(1,682)	(123,470)
Depreciation and amortization	42,978	-	42,978	27,284	-	27,284
Changes in certain assets and liabilities affecting operations:						
Interest receivable	(60,986)	(640)	(61,626)	38,999	(1,913)	37,086
Commissions receivable	-	3,374	3,374	-	(1,147)	(1,147)
Prepaid expenses	-	18,300	18,300	15,470	(3,877)	11,593
Accounts payable and accrued expenses	104,056	1,220	105,276	(246,467)	(25)	(246,492)
Accrued commissions and salaries	164,865	-	164,865	(239,638)	-	(239,638)
Accrued income taxes	-	10,834	10,834	-	-	-
Unearned investment management fees	(71,848)	-	(71,848)	168,900	-	168,900
NET CASH PROVIDED FROM OPERATING ACTIVITIES	5,080,893	103,894	5,184,787	4,435,330	58,061	4,493,391
CASH FLOWS - INVESTING ACTIVITIES						
Purchases of investment securities	(16,598,514)	(844,124)	(17,442,638)	(15,403,832)	(846,708)	(16,250,540)
Sales of investment securities	13,041,457	706,698	13,748,155	13,379,415	750,425	14,129,840
Purchases of fixed assets	(79,060)	-	(79,060)	(46,233)	-	(46,233)
NET CASH USED FOR INVESTING ACTIVITIES	(3,636,117)	(137,426)	(3,773,543)	(2,070,650)	(96,283)	(2,166,933)
CASH FLOWS - FINANCING ACTIVITIES						
Proceeds from sale of common stock	264,700	-	264,700	42,200	-	42,200
Distributions to stockholders	(2,214,000)	-	(2,214,000)	(2,181,000)	-	(2,181,000)
NET CASH USED FOR FINANCING ACTIVITIES	(1,949,300)	-	(1,949,300)	(2,138,800)	-	(2,138,800)
NET (DECREASE) INCREASE IN CASH	(504,524)	(33,532)	(538,056)	225,880	(38,222)	187,658
Cash and cash equivalents at beginning of year	2,969,514	189,570	3,159,084	2,743,634	227,792	2,971,426
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,464,990	$ 156,038	$ 2,621,028	$ 2,969,514	$ 189,570	$ 3,159,084
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION						
Cash paid during period for income taxes	$ -	$ 2,934	$ 2,934	$ 425	$ 15,177	$ 15,602

The accompanying notes are an integral part of the consolidating financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

John G. Ullman & Associates, Inc. and Subsidiary (the "Company") is located in Corning, New York, and provides investment management, tax planning, brokerage services and other financial services to clients across the country.

Principles of consolidation

The consolidating financial statements include the accounts of John G. Ullman & Associates, Inc. (JGUA) and its consolidated subsidiary, USGM Securities, Inc. (USGM). JGUA owns 76% of USGM. The minority interest of USGM (24%) is reported separately as additional stockholders' equity. All material intercompany amounts are eliminated in consolidation.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of the consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidating financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of less than three months when purchased. The Company maintains its cash and cash equivalents in bank and investment accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment securities

Investment securities are classified as available-for-sale investments and are stated at fair value reported on a national securities exchange at the close of business on the last day of the year. The Company has no securities classified as trading or held to maturity securities. Securities are exposed to various risks, such as interest rate, market and credit risk. Due to the risks associated with securities and uncertainty related to changes in their fair value, it is at least reasonably possible that changes in risk could affect the Company.

Fixed assets

Fixed assets are stated on the basis of cost. The cost of fixed assets is depreciated or amortized over the estimated useful lives of the related assets ranging from five to thirty-nine years. Depreciation and amortization are computed on the straight-line and accelerated methods for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization thereon are removed from the accounts and resulting gains or losses are included in operations.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Unearned investment management fees
The Company receives management fees in advance for investment management and certain other client services. As services are provided, the fees are proportionally recognized as income.

Recognition of revenue
Investment management fees generally are billed annually in advance in an amount determined by applying the annual rate to the market value of the portfolio on the last day of the annual billing cycle. Interest income includes interest earned on the securities adjusted for amortization of premiums and accretion of discounts on the related securities using the interest method. Dividend income is recorded on ex-dividend dates. Realized gains or losses from the sale of available for sale securities are recognized on the trade date using the specific identification method.

Stock-option plan
As discussed in Note E, the Company has a stock compensation plan for employees, officers, directors and consultants.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123" was issued. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed by SFAS No. 123. Further, SFAS No. 148 requires disclosure of pro-forma results as if the Company had applied the fair value recognition provisions of SFAS No. 123. The Company has determined that the effect of applying the fair value method to granted stock options is immaterial to the consolidating financial statements.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended, to options granted under the stock option plan. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized ratably to expense over the options vesting periods. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different. The pro-forma effect on net income for the years ended December 31, 2005 and 2004 is a result of stock options granted in 2000, 2002, 2003 and 2004 which vest 20% per year.

	Year ended December 31,	
	2005	2004
Net income:		
As reported	$ 5,109,872	$ 4,859,275
Pro forma	$ 4,957,775	$ 4,804,773

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Income taxes/deferred stockholder distributions

Beginning in 1988, the parent company elected to be taxed as an S-Corporation, and as a result, no provision for federal income taxes is included in the consolidating financial statements. Provision has been made for future stockholder distributions related to the unrealized appreciation on investment securities.

Provision for federal and New York State corporate income taxes has been recorded for USGM Securities, Inc.

Reclassifications

Certain 2004 amounts have been reclassified to conform with the 2005 presentation.

NOTE B: INVESTMENT SECURITIES

The amortized cost and fair value of investment securities with gross unrealized gains and losses are as follows:

As of December 31, 2005:

	John G. Ullman & Associates, Inc.			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds - corporate	$ 6,641,261	$ 22	$ (64,024)	$ 6,577,259
Bonds - municipal	4,755,535	11,532	(38,173)	4,728,894
Bonds - U.S. treasury	12,890,823	29,760	(137,280)	12,783,303
Certificates of deposit	261,405	-	-	261,405
Mutual funds	8,012,107	1,897,907	(2,767)	9,907,247
Stocks	2,694,312	1,881,142	(4,118)	4,571,336
Limited partnerships	30,424	36,276	-	66,700
	$ 35,285,867	$ 3,856,639	$ (246,362)	$ 38,896,144

	USGM Securities, Inc.			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds - corporate	$ 526,599	$ -	$ (6,370)	$ 520,229
Bonds - municipal	449,353	-	(5,323)	444,030
Bonds - U.S. treasury	445,194	29,760	(1,818)	473,136
Stocks	361,469	282,147	(4,170)	639,446
Limited partnerships	14,431	14,569	-	29,000
	$ 1,797,046	$ 326,476	$ (17,681)	$ 2,105,841

NOTE B: INVESTMENT SECURITIES, Cont'd

As of December 31, 2004:

	John G. Ullman & Associates, Inc.			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds - corporate	$ 10,815,227	$ 29,254	$ (36,737)	$ 10,807,744
Bonds - municipal	1,119,474	26,057	(846)	1,144,685
Bonds - U.S. treasury	8,741,845	34,853	(34,757)	8,741,941
Certificates of deposit	504,033	-	-	504,033
Mutual funds	7,704,979	1,617,016	(686)	9,321,309
Stocks	2,683,693	1,583,801	(5,776)	4,261,718
Limited partnerships	34,527	29,643	-	64,170
	$ 31,603,778	$ 3,320,624	$ (78,802)	$ 34,845,600

	USGM Securities, Inc.			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds - corporate	$ 565,620	$ 1,331	$ (2,623)	$ 564,328
Bonds - municipal	423,162	-	(2,807)	420,355
Bonds - U.S. treasury	294,965	28,041	(2,386)	320,620
Stocks	347,205	186,146	(9,549)	523,802
Limited partnerships	16,462	11,438	-	27,900
	$ 1,647,414	$ 226,956	$ (17,365)	$ 1,857,005

Management evaluates securities for other-than temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2005, two hundred and two (202) securities have been in a continuous unrealized loss position for less than twelve months and eighty-eight (88) securities have been in a continuous unrealized loss position for twelve months or more. As management has the ability to hold the securities for the foreseeable future and these unrealized losses do not reflect any deterioration in the credit worthiness of the issuers, no declines are deemed to be other than temporary.

NOTE B: INVESTMENT SECURITIES, Cont'd

The amortized cost and fair value by contractual maturity of debt securities at December 31, 2005 are shown below.

	John G. Ullman & Associates, Inc.		USGM Securities, Inc.	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$ 7,113,402	$ 7,074,949	$ 578,712	$ 576,555
Due in one to five years	17,099,295	16,907,797	827,434	816,080
Due in five to ten years	49,922	51,937	-	-
Due after ten years	25,000	54,773	15,000	44,760
	$ 24,287,619	$ 24,089,456	$ 1,421,146	$ 1,437,395

NOTE C: COMMITMENTS

The Company has certain operating lease obligations for office space for terms through 2018. The arrangements have various multiple year renewal options and inflation and property tax escalator clauses. Total office lease expense was $97,118 in 2005 and $95,558 in 2004, which also includes several month to month arrangements.

Future minimum lease payments under the Company's operating leases that have remaining terms in excess of one year are as follows:

Years Ending December 31,	Amount
2006	$ 86,965
2007	89,019
2008	90,045
2009	33,880
2010	33,880
Thereafter	291,573
	$ 625,362

NOTE D: DEFINED CONTRIBUTION PENSION PLAN

The Company has a qualified defined contribution pension plan covering all eligible employees. Pension expenses for the Plan totaled $250,000 for 2005 and $200,000 for 2004.

NOTE E: COMMON STOCK/STOCK OPTION PLAN

Common Stock

JGUA: No par value; authorized 5,000 shares, issued and outstanding 1,112 shares at December 31, 2005, and 1,091 shares at December 31, 2004.

USGM: Par value $1.00; authorized 20,000 shares, issued and outstanding 13,464 shares at December 31, 2005 and 2004.

Stock Option Plan

Effective February 7, 2000, the Company adopted the John G. Ullman & Associates, Inc. 2000 Stock Option Plan, which is administered by the Board of Directors. The Plan provides for the granting of either incentive or non-qualified stock options to purchase an aggregate of up to 250 shares of common stock to eligible employees, officers, directors, and consultants of the Company. The option price is determined by the Board of Directors, but shall not be less than the fair market value of the common stock of the Company at the date of the grant. The term of each option shall be determined by the Board of Directors, but in no event shall an option be exercisable either in whole or in part after the expiration of ten years from the date on which it is granted.

At December 31, 2005, the weighted average remaining contractual life of the outstanding options is 6.7 years.

The following is a summary of the changes in options outstanding for 2005 and 2004:

	Number of options	Per share average	Total price
Outstanding at December 31, 2003	91	$ 12,212	$ 1,111,300
Granted	120	18,300	2,196,000
Exercised	(4)	(10,550)	(42,200)
Outstanding at December 31, 2004	207	15,773	3,265,100
Granted	-	-	-
Exercised	(21)	(12,605)	(264,700)
Outstanding at December 31, 2005	186	$ 16,132	$ 3,000,400